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                                                                 Exhibit (a)(14)


                                  ALLIED GROUP
                  NATIONWIDE POLICYHOLDER QUESTIONS AND ANSWERS
                             (Distributed to Agents)


WHY ARE YOU ACQUIRING ALLIED GROUP?
We're acquiring them because we think there is compelling business logic to this combination that will be beneficial to the policyholders, employees and agents of both organizations. Combining the property/casualty operations of the two companies will give us the scale needed to compete in the future; our markets complement one another, they have expertise in distribution through independent agents while ours is through exclusive agents. Finally, Allied has an excellent operating record and they would significantly enhance our business.

WHY IS THIS GOOD FOR ME AS A POLICYHOLDER?
Purchasing Allied Group will significantly add to Nationwide's already financially strong position in the marketplace. It will provide us with a broader geographic presence, decrease our coastal exposure, and give us much broader scale in the Property/Casualty business. All of these help us improve our competitive position in the marketplace and therefore provide you with excellent value for your dollars.

GIVEN ALLIED'S BATTLES WITH CONSUMER ACTIVISTS, SHOULDN'T NATIONWIDE'S POLICYHOLDERS BE WARY OF THIS TRANSACTION?
No. While there have been some legal and regulatory issues over Allied's governance, Nationwide is not party to those issues and we do not feel they should prevent us from acquiring a company that is so strategically matched with our business goals.

DO YOU ANTICIPATE OPPOSITION CONSUMER ACTIVIST GROUPS?
No. Of course, we can't predict what vigorous industry critics might say, but we are very confident that our proposal will be perceived by consumer advocates as good for the policyholders, shareholders and employees of both companies. Everyone wins!